SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April 2009

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:           April 28, 2009

INVESTOR CONTACTS
investor.relations@homex.com.mx

Vania Fueyo
Head of Investor Relations
+5266-7759-5838
vfueyo@homex.com.mx

First Quarter 2009 Results

Homex’ Continued Focus on Affordable-Entry and Low Middle Income Level Housing Sectors Drives Revenue Growth of 8.3 Percent During the 1Q09

Culiacán Mexico, April 28, 2009—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the first quarter ended March 31, 20091.

Mexican Financial Reporting Standards:

MFRS 14 Interpretation, “Construction, Sales and Services Agreements related to Real Estate”

The Company intends to adopt interpretation 14 of Mexican Financial Reporting Standards (MFRS) starting January 1, 2010.The adoption of this new interpretation will change the way the Company recognizes revenue on its home sales from the percentage of completion accounting method to a collected and delivered basis. Once adopted, all prior comparative accounting periods will be restated accordingly in order to be comparative with the ones for 2010 and after.

MFRS B-10 Effects of Inflation

Effective January 1, 2008 and according to  MFRS B-10 “Effects of inflation” the Company did not recognize the effects of inflation in the financial information during the year ended December 31, 2008 and will not recognize them during 2009; accordingly 1Q09 and 1Q08 figures are presented without the effects of inflation.

Highlights

•	Total revenues in the 2009 first quarter increased 8.3 percent to Ps.3.8 billion (US$262 million) from Ps.3.5 billion (US$242 million) in the year-ago period.

•
Earnings before interest, taxes, depreciation and amortization (EBITDA) during the recent quarter was Ps.859 million (US$60 million), a 1.7 percent increase from the Ps. 845 million (US$59 million) reported in the first quarter of 2008.

______________________________
1 Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS); First Quarter 2009 and 2008 figures are presented without recognizing the effects of inflation. The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures are presented only for the convenience of the reader and are estimated using an exchange rate Ps. 14.3855 per US$1.00. First quarter 2009 financial information is unaudited and is subject to adjustments.

•
EBITDA margin decreased 148 basis points to 22.8 percent in the first quarter of 2009 from 24.3 percent in the first quarter of 2008, principally from higher SG&A costs, which were expected as a result of increased marketing and sales efforts.

•
Gross margin for the first quarter of 2009 was 25.3 percent compared to 31.5 percent during the first quarter of 2008. Gross margin adjusted for the application of MFRS D-6 “Capitalization of Comprehensive Financing Cost” was stable at 32.7 percent compared to the same period last year.

•
For the first quarter of 2009, net income was Ps.280 million (US$19 million) compared to Ps.504 million (US$35 million) for the first quarter of 2008. Net income margin for the first quarter of 2009 was 7.4 percent; and adjusted for foreign exchange non-cash losses net income margin would have been 11.0 percent. The lower margin is mainly driven by higher SG&A costs resulting principally from increased marketing and sales efforts.

•
In the first quarter, total homes sold increased 11.6 percent, mainly driven by a solid 12.7 percent volume growth in the affordable entry level segment, as a result of continued financing availability through INFONAVIT and FOVISSSTE. Mortgage availability for middle income homes through FOVISSSTE and INFONAVIT co-financing products resulted in a 0.3 percent growth in middle income homes sold for the quarter.

•	Accounts Receivable remained stable at 225 days in the first quarter of 2009 from 226 days recorded in the fourth quarter of 2008.

“As anticipated, macroeconomic changes in the country presented Homex new opportunities to grow our business, while we also strengthened our market share in the housing industry, nationwide,” said Gerardo de Nicolás, Chief Executive Officer of Homex. “Homex’s quarterly volume growth of 11.6 percent demonstrates our ability to adapt to changing conditions, leveraging our replicable business model, expertise and concentration in the growing markets in Mexico. Our affordable-entry and low middle income level concentration, diversified operations, seasoned management team and cutting-edge construction technology allowed Homex to succeed despite market conditions. Moreover, Federal Government support continues, unabated and reaffirmed through the signing of the “National Housing Pact” between government, homebuilders and suppliers to reiterate the housing industry’s importance in the government’s counter-cyclical economic policy.”

FINANCIAL AND OPERATING HIGHLIGHTS
Thousands of pesos	1Q'09 U.S Dollars (Convenience Translation)	1Q'09	1Q'08	% Chg.
Volume (Homes)	11,891	11,891	10,651	11.6%
Revenues	$262,015	$3,769,212	$3,481,367	8.3%
Gross profit	$66,362	$954,648	$1,095,393	-12.8%
Operating income	$33,151	$476,890	$702,363	-32.1%
Interest expense, net	$-1,493	$-21,476	$27,487	-178.1%
Net income	$19,459	$279,922	$504,326	-44.5%
EBITDA (a)	$59,724	$859,163	$845,040	1.7%
Gross margin	25.3%	25.3%	31.5%
Operating margin	12.7%	12.7%	20.2%
EBITDA margin	22.8%	22.8%	24.3%
Earnings per share	0.84	0.84	1.50
Earnings per ADR presented in US (b)	0.35	0.35	0.63
Weighted avge. shares outstanding (MM)	334.9	334.9	335.7
Accounts receivable (as a % of sales)		62.6%	46.6%
Accounts receivable (days) period-end		225	168
Inventory turnover (days) period-end		382	368
Inventory (w/o land) turnover (days) period-end		72	64

FIRST QUARTER 2009 RESULTS	2

(a) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense, employee statutory profit sharing expense and capitalized interest.  Please see Financial Results / EBITDA that includes a table that sets forth a reconciliation of net income to EBITDA for the first quarter 2009 and 2008.

(b) US$ values estimated using an exchange rate of Ps. 14.3855 per US$1.00.  Common share/ADR ratio: 6:1

Operating Results

Homex operated in 33 cities and 20 states across Mexico as of March 31, 2009.

Sales volumes. During the first quarter of 2009, sales volume totaled 11,891 homes, an increase of 11.6 percent mainly reflecting the Company’s product mix focused on the affordable-entry and low-middle income level and mortgage financing availability in these segments through INFONAVIT and FOVISSSTE. During the first quarter of 2009, affordable entry-level volume accounted for 10,940 homes or 92.0 percent of total sales volume, an increase of 90 basis points when compared to the 91.1 percent achieved for the same period in the previous year. Middle-income volume in the first quarter of 2009 was 951 homes, a 0.3 percent increase from the first quarter of 2008, driven by FOVISSSTE’s mortgage programs as the institute has reaffirmed its focus on meeting the needs of subscribers and improving affordability, coupled with INFONAVIT  and FOVISSSTE mortgage programs. During the first quarter of 2009, middle-income volume represented 8.0 percent of the total sales volume, a decrease of 10.1 percent compared to 8.9 percent that middle-income units represented during the first quarter of 2008.

VOLUME
	1Q'09	1Q'08	Change 1Q09 / 1Q08
Affordable-entry	10,940	9,703	12.7%
Middle income	951	948	0.3%
Total volume	11,891	10,651	11.6%

The average price during the first quarter of 2009 for all homes sold was Ps.315 thousand, a 3.0 percent decrease compared to the first quarter of 2008. This result reflects Homex’ focus and participation in lower affordable products, evidenced by the 2.0 percent decrease in the average price for affordable entry level homes when compared to the first quarter of 2008.

AVERAGE PRICE			PRICE RANGE BY SEGMENT*
Thousands of pesos	1Q'09	1Q'08	Change 1Q09 / 1Q08	Low	High
Affordable-entry	$270	$276	-2.0%	$185	$600
Middle income	$824	$820	0.5%	$601	$1,500
Average price for all homes	$315	$324	-3.0%

* The Company categorized its products sold during the quarter according to the price ranges presented above.

Mortgage financing. For the first quarter of 2009, 83.5 percent of the Company’s customers obtained mortgages through INFONAVIT. As a result of our increased participation in FOVISSSTE’s mortgage program, financing from FOVISSSTE increased 383 bps to 9.7 percent from 5.9 percent in the same period in the previous year. The remainder of Homex’s customers obtained financing from the five largest commercial banks.

FIRST QUARTER 2009 RESULTS	3

MORTGAGE FINANCING BY SEGMENT
Number of Mortgages
Financing Source	1Q'09	% of Total	1Q'08	% of Total
INFONAVIT	9,926	83.5%	8,841	83.0%
SHF & Banks	808	6.8%	1,182	11.1%
FOVISSSTE	1,157	9.7%	628	5.9%
Total	11,891	100.0%	10,651	100.0%

Geographic expansion. During the first quarter of 2009, driven by mortgage availability from the main mortgage suppliers in the country, INFONAVIT and FOVISSSTE, the Company continued to strengthen its operations in existing cities. Homex also took advantage of its diversified footprint to gain market share in light of less competition, thus increasing its leadership, visibility and market share in the cities where Homex operates.

During the year, the Company intends to continue to follow its strategy of maintaining a geographically diverse base of projects in medium-sized cities to minimize execution risks, while strengthening its presence in major metropolitan areas of Mexico.

Financial Results

Revenues increased 8.3 percent in the first quarter of 2009 to Ps.3,769 million from Ps.3,481 million in the same period of 2008. Total housing revenues in the first quarter of 2009 increased 8.3 percent, mainly driven by solid affordable-entry level sales volume. Affordable-entry level revenues increased 10.5 percent during the first quarter 2009, while revenues from middle-income sector sales increased by 0.8 percent. This is mainly the result of mortgage availability for the segment through FOVISSSTE, as subscribers’ lending amount is higher, as well as from co-financing mortgage products with banks. As a percentage of total revenues, affordable-entry level homes increased to 78.5 percent in the first quarter of 2009 from 76.9 percent in the first quarter of 2008. Other revenues, which are mainly attributable to the sale of pre-fabricated construction materials such as block and concrete, increased 5.3 percent, representing 0.7 percent of total revenues.

REVENUES BREAKDOWN
Thousands of pesos	1Q'09	1Q'08	Change 09 / 08
Affordable-entry	$2,958,502	$2,678,057	10.5%
Middle income	$783,380	$777,360	0.8%
Total housing revenues	$3,741,882	$3,455,417	8.3%
Other revenues	$27,330	$25,950	5.3%
Total revenues	$3,769,212	$3,481,367	8.3%

Gross profit. For the quarter, and due to the application of MFRS D-6 which requires the Company to capitalize the Comprehensive Financing Cost (CFC) previously expensed on a current basis, gross profit decreased 12.8 percent to Ps.955 million from Ps.1,095 million in the same quarter of 2008. Homex generated a gross margin of 25.3 percent in the first quarter of 2009, compared to 31.5 percent in the same period of the previous year. During the first quarter of 2009 the CFC capitalized by the Company  was Ps. 678 million, of which Ps. 345 reflected the accumulated depreciation of the Mexican peso-U.S. dollar exchange rate registered in the translation of Homex’s foreign currency-denominated debt. From the Ps. 678 million CFC capitalized during the period, Ps. 278 million was recorded into the cost of goods sold. On a pro-forma basis (without considering the application of MFRS D-6 in 2009 and 2008) Homex´s gross margin for the quarter was 32.7 percent, unchanged when compared to the same period of previous year, demonstrating the Company´s cost control and generated efficiencies resulting from the implementation and incremental use of Homex´s aluminum mould construction technology.

FIRST QUARTER 2009 RESULTS	4

CAPITALIZATION OF COMPREHENSIVE FINANCING COST (CFC)	1Q'09	1Q'08	Change 09 / 08
COGS
Exchange loss	$136,496	$2,110	6369.0%
Interest expense	$144,333	$41,974	243.9%
Inflation accounting accumulated effect	$-2,946	-	-
Total capitalization of CFC	$277,883	$44,084	530.3%
INVENTORY
Exchange loss	$209,090	$4,408	4643.4%
Interest expense	$195,846	$84,513	131.7%
Inflation accounting accumulated effect	$-4,227	$-28,904	-
Total capitalization of CFC	$400,709	$60,017	567.7%

Selling general and administrative expenses (SG&A). As a percentage of total revenues, selling general and administrative expenses for the first quarter of 2009 increased to 12.7 percent from 11.3 percent for the first quarter of 2008. The increase is principally attributable to increased sales and marketing expenses designed to grow the Company´s market share (evidenced in our quaterly revenue growth), as well as from higher payroll costs compared to the same period last year resulting from severance payments related to Homex’s administrative personnel head count reduction program and higher depreciation derived from additional purchases throughout 2008 related to our aluminum mould technology. Moreover, SG&A, when compared to 4Q08 decreased 210 bps from 14.8 percent mainly as a result of our expense reduction program including a reduction of administrative personnel.

SELLING AND ADMINISTRATIVE EXPENSES
Thousands of pesos	1Q'09	% of Total	1Q'08	% of Total	Change 09 / 08
Selling and administrative expenses	$454,995	12.1%	$370,267	10.6%	22.9%
Beta Trademark amortization	22,763	0.6%	22,763	0.7%	0.0%
TOTAL SELLING AND ADMINISTRATIVE EXPENSESE	$477,758	12.7%	$393,030	11.3%	21.6%

Operating income As a result of the application of MFRS D-6, and the impact from the accumulated depreciation of the Mexican peso-U.S. dollar exchange rate registered in the translation of Homex’s foreign currency-denominated debt during the first quarter of 2009, operating income decreased 32.1 percent to Ps.477 million compared to Ps.702 million for the same period for 2008. Operating income as a percentage of revenue was 12.7 percent in the first quarter of 2009 compared to 20.2 percent for the same period in 2008. On a pro-forma basis (without considering the application of MFRS D-6 in 2008) Homex´s operating margin for the first quarter of 2009 remained stable at 20.1 percent compared with 21.4 percent during the same period of last year.

Net comprehensive financing cost (CFC) during the first quarter of 2009 was a Ps.36 million loss compared to a Ps.18 million gain in the first quarter of 2008, mainly reflecting a foreign exhange gain of  Ps.45 million driven by the appreciation of the Mexican peso-U.S. dollar exchange rate registered in the translation of Homex’s foreign currency-denominated debt during the first quarter of 2008.

FIRST QUARTER 2009 RESULTS	5

As a percentage of revenues, net comprehensive financing cost was 0.9 percent in the first quarter of 2009 versus -0.5 percent in the first quarter of 2008.  The main drivers of this were:

a)
A positive result in net interest expense of Ps.21 million in the first quarter of  2009 as a result of the application of MFRS D-6. For the first quarter of 2009, the Comprehensive Financing Cost capitalized by the Company, registered into COGS, was Ps. 278 million.

b)	Exchange loss in the first quarter of 2009 was Ps. 57 million compared to an exchange gain of Ps.45 million in the first quarter of 2008.

Foreign exchange exposure and currency derivatives. As of March 31, 2009, Homex’s U.S. Dollar denominated debt was mainly limited to a US$250 million bond issued in 2005, with a single principal payment due at maturity in 2015. The Company has an interest-only swap that effectively minimizes the short and mid-term exchange risk in the interest payments. This interest-only swap currently has a positive mark-to-market value of approximately Ps.54 million. All of the Company’s U.S. Dollar denominated financial commitments for 2009 have been effectively hedged.

Net income for the first quarter of 2009 was Ps.280 million compared with Ps.504 million reported in the same period of 2008, driven by the 4.4 percent depreciation of the Mexican peso against the U.S. dollar during the first three months of the year, as well as the 26 percent depreciation of the Mexican peso against the U.S. dollar during the last quarter of 2008. Net income margin adjusted by foreign exchange items that did not represent a cash outlay for the Company would have been 11.0 percent.

Earnings per share for the first of 2009 quarter were Ps.0.84, as compared to Ps. 1.50 in the first quarter of 2008.

EBITDA margin was 22.8 percent in the first quarter of  2009 from 24.3 percent in the same period last year. The lower margin mainly derived from the increase in SG&A as discussed above.

The following table sets forth a reconciliation of net income to EBITDA for the first quarter 2009 and 2008.

RECONCILIATION OF NET INCOME TO EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION	Acumulated as of
Thousands of pesos	Mar-09	Mar-08
Net income	$279,922	$504,326
Depreciation	92,250	70,340
Capitalization of CFC	277,884	44,805
Beta Trademark amortization	22,763	22,763
Net comprehensive financing cost	35,574	-17,908
Income tax	129,208	200,212
Minority interest	21,563	20,502
EBITDA	$859,163	$845,040

Land reserve.  As of March 31, 2009, Homex’s land reserve was 79.2 million square meters, which includes both the titled land and land in process of being titled. This is equivalent to 389,690 homes, of which 357,574 are focused on the affordable entry-level and 32,116 represent the middle-income and higher end segment. Homex’s Land inventory value as of March 31, 2009, was Ps. 11.9 billion.

FIRST QUARTER 2009 RESULTS	6

For 2009, Homex intends to follow a conservative  replacement strategy for land bank acquisitions thus minimizing investments. The Company’s current land bank is equivalent to approximately 5.5 years of future sales, based on anticipated sales.

Liquidity.  During the first quarter of 2009 the Company increased its total debt by Ps. 749 million of which Ps. 153 million reflects the depreciation of the Mexican peso-U.S. dollar exchange rate registered in the translation of Homex’s foreign currency-denominated debt. Additional debt of Ps. 596 million was incurred to meet working capital requirements during the quarter. For 2009, Homex intends to follow a conservative working capital strategy of reducing land investment and capital expenditures. Additionally, the Company intends to continue to identify opportunities for additional cost savings while  continuing its cost savings initiatives announced during 2008, including the reduction of corporate expenses, increasing the use of our aluminum mould technology and opportunities to consolide branch operations.

Homex’s weighted average debt maturity is 4.3 years. The Company had a net debt of Ps. 7,363 million as of March 31, 2009 including the effects of  the decline in the Mexican peso-U.S. dollar exchange rate. Homex´s interest coverage was 25.4x. Without considering the adjustments pursuant to MFRS D-6 and by only considering the net interest expense excluding foreign exchange losses generated during the period, the EBITDA-to-Net Interest Expense ratio would have been 4.9x in the first quarter of 2009. As of March 31, 2009 the Company had the following liquidity ratios:

•	Net debt: Ps. 7,363 million

•	Net debt-to- EBITDA ratio: 1.69x

•	Debt to total capitalization ratio: 42 percent

Working Capital Cycle.

Homex reported total receivables of 62.6 percent of revenues as of March 31, 2009, representing an increase when compared to the 46.6 percent reported as of March, 31, 2008.

The period-end days in accounts receivable, calculated as of March 31, 2009, was 225 days, compared to 226 days as of December 31, 2008. Quarter-over-quarter,  accounts receivable remained stable increasing  by only Ps. 130 million.

As part of the Company’s strategy to limit land purchases in 2009, Homex did not make any land purchases in 1Q09, maintaining a stable total inventory of 382 days as of March 31, 2009.

The period-end days in accounts payable, calculated as of March 31, 2009, was 154 days, compared to 181 days as of December 31, 2008, mainly driven by a decrease of 23 days in material suppliers payable days in light of liquidity constraints and credit restrictions.

WORKING CAPITAL CYCLE	1Q'09	1Q'08
Inventory* days	382	368
Turnover accounts receivable days	225	168
Turnover accounts payables days	154	217
Total Working Capital Cycle	453	319

*Includes land inventory, construction- in- process and construction materials

2009 Guidance: The Company reaffirmed its guidance for 2009 published in December 2008:

2009 COMPANY GUIDANCE
Guidance 2009
Revenues Growth	8.0% to 10.0%
EBITDA Margin (%)	23.0% to 24.0%

* * * * * * * * * *

FIRST QUARTER 2009 RESULTS	7

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico.  It is one of the most geographically diverse homebuilders in the country.  Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month period ended March 31, 2009 and 2008, which includes the Consolidated Balance Sheets as of March 31, 2009 and 2008, and the Consolidated Statements of Income and Consolidated Statement of Changes in Financial Position for the three-month period ended March 31, 2009 and 2008.

Recent Business Highlights

International Investments and Expansion Strategy

Homex announces the opening of its first Affordable-Entry level project at Brazil.

In the year 2007, Homex started an assessment process of the Brazilian homebuilding market in light of identified opportunities in the country such as a deficit of 7.2 million homes - the majority of which are in the affordable-entry level segment-, a young population of approximately 190 million, a stable economy, and more recently Brazilian government support through its Housing Plan aimed to reducing the housing deficit in the lower income segment..

After assessing the growing Brazilian homebuilding market and strong fundamentals, Homex dedicated a team to evaluate different opportunities within Brazil. During the first quarter of 2009, the Company started construction of with an Affordable-Entry Level project at San Jose dos Campos, an industrialized city located in the state of Sao Paulo. The initial phase of the project will consist of 700 units.

“Brazil represents a unique opportunity to grow our operations abroad, as the country has an identified home deficit in the affordable-entry level market and just a small number of homebuilding companies are dedicated to this attractive and growing segment. More importantly, we have a strong expertise in the affordable-entry level segment after serving the segment in Mexico for more than 20 years. We are confident that using on our replicable business model, cutting-edge construction technology, and developed expertise in the segment we can build a leadership position in the homebuilding market in Brazil”. said, Gerardo de Nicolas Chief Executive Officer of Homex”.

FIRST QUARTER 2009 RESULTS	8

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2009 AND 2008

(Figures in thousands of pesos)	Mar-09		Mar-08		Change 09 / 08
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,197,691	3.9%	2,366,818	9.5%	-49.4%
Accounts receivable, net	11,975,608	38.8%	7,815,833	31.4%	53.2%
Inventories	14,757,989	47.8%	11,858,733	47.7%	24.4%
Other current assets	504,998	1.6%	506,797	2.0%	-0.4%
Total current assets	28,436,286	92.0%	22,548,181	90.6%	26.1%

Property and equipment, net	1,312,634	4.2%	1,159,692	4.7%	13.2%
Goodwill	731,861	2.4%	731,861	2.9%	0.0%
Other assets	422,574	1.4%	437,280	1.8%	-3.4%
TOTAL	30,903,355	100.0%	24,877,014	100.0%	24.2%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	2,078,504	6.7%	421,086	1.7%	393.6%
Accounts payable	5,953,338	19.3%	6,981,787	28.1%	-14.7%
Advances from customers	402,482	1.3%	283,899	1.1%	41.8%
Taxes payable	532,407	1.7%	143,128	0.6%	272.0%
Total current liabilities	8,966,731		7,829,900		14.5%

Long-term notes payable to financial institutions	6,482,360	21.0%	3,551,056	14.3%	82.5%
Labor obligations	95,211	0.3%	85,592	0.3%	11.2%
Deferred income taxes	3,541,709	11.5%	3,042,107	12.2%	16.4%
Total liabilities	19,086,011	61.8%	14,508,655	58.3%	31.5%
STOCKHOLDERS' EQUITY
Common stock	528,011	1.7%	528,011	2.1%	0.0%
Additional paid-in capital	3,179,484	10.3%	3,180,882	12.8%	0.0%
Retained earnings	7,599,824	24.6%	6,243,349	25.1%	21.7%
Excess in restated stockholders' equity	399,948	1.3%	340,338	1.4%	17.5%
Cumulative initial effect of deferred income taxes	-157,828	-0.5%	-157,828	-0.6%	0.0%
Majority stockholders' equity	11,549,439	37.4%	10,134,752	40.7%	14.0%

Minority interest	267,906	0.9%	233,607	0.9%	14.7%
TOTAL STOCKHOLDERS' EQUITY	11,817,345	38.2%	10,368,359	41.7%	14.0%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	30,903,355	100.0%	24,877,014	100.0%	24.2%

FIRST QUARTER 2009 RESULTS	9

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF FIRST QUARTER 2009 WITH FIRST QUARTER 2008

(Figures in thousands of pesos)	1Q'09		1Q'08		Change 09 / 08
REVENUES
Affordable-entry level revenue	2,958,502	78.5%	2,678,057	76.9%	10.5%
Middle income housing revenue	783,380	20.8%	777,360	22.3%	0.8%
Other revenues	27,330	0.7%	25,950	0.7%	5.3%
TOTAL REVENUES	3,769,212	100.0%	3,481,367	100.0%	8.3%

Cost	2,536,680	67.3%	2,341,890	67.3%	8.3%
Capitalization of CFC	277,884	7.4%	44,084	1.3%	530.4%
TOTAL COSTS	2,814,564	74.7%	2,385,974	68.5%	18.0%

GROSS PROFIT	954,648	25.3%	1,095,393	31.5%	-12.8%
SELLING AND ADMINISTRATIVE EXPENSES:
Selling and administrative expenses	454,995	12.1%	370,267	10.6%	22.9%
Beta Trademark amortization	22,763	0.6%	22,763	0.7%	0.0%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	477,758	12.7%	393,030	11.3%	21.6%

OPERATING INCOME	476,890	12.7%	702,363	20.2%	-32.1%
OTHER (EXPENSES) INCOME, NET	-10,624	-0.3%	4,769	0.1%	-
NET COMPREHENSIVE FINANCING COST:
Interest expense and commissions	33,862	0.9%	63,292	1.8%	-46.5%
Interest income	-55,338	-1.5%	-35,805	-1.0%	-
Foreign exchange loss (gain)	57,050	1.5%	-45,395	-1.3%	-
	35,574	0.9%	-17,908	-0.5%	-

INCOME BEFORE INCOME TAX	430,692	11.4%	725,040	20.8%	-40.6%

INCOME TAX	129,208	3.4%	200,212	5.8%	-35.5%
NET INCOME	301,485	8.0%	524,828	15.1%	-42.6%
MAJORITY INTEREST	279,922	7.4%	504,326	14.5%	-44.5%
MINORITY INTEREST	21,563	0.6%	20,502	0.6%	5.2%
NET INCOME	279,922	7.4%	504,326	14.5%	-44.5%
Earnings per share	0.84	0.0%	1.50	0.0%	-44.4%

EBITDA	859,163	22.8%	845,040	24.3%	1.7%

FIRST QUARTER 2009 RESULTS	10

DESARROLLADORA HOMEX, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE PERIOD ENDED MARCH 31, 2009

(thousands of pesos)
	2009	2008

Net income	279,922	504,326
Non Cash items:
Depreciation	92,250	70,340
Minority Interest	21,563	20,502
Amortization of Beta trademark	22,763	22,763
Deferred income taxes	129,208	200,212
	545,705	818,143
(Increase) decrease in:
Trade accounts receivable	(207,838)	(170,505)
Inventories (w/land)	(396,688)	(375,620)
Trade accounts payable	(802,380)	(222,189)
Other A&L, net (1)	43,215	(148,087)
Changes in operating assets and liabilities	(1,363,691)	(916,401)

Operating Cash Flow	(817,985)	(98,258)

Capex	(1,956)	(74,303)

Free Cash Flow	(819,942)	(172,561)

Net Financing Activities	749,448	176,455

Net increase (decrease) cash	(70,494)	3,894

Balance at beginning	1,268,185	2,362,924

Balance at end	1,197,691	2,366,818

(1) Includes adjustment of goodwill and others.

FIRST QUARTER 2009 RESULTS	11

In compliance with Mexican Financial Reporting Standards below Cash Flow Statement for the three months ended March 31, 2009 and 2008.

This Cash Flow Statement is not directly comparable with the Company’s Consolidated Statement of Changes in Financial Position.

CASH FLOW STATEMENT

	1Q09	1Q08

Cash flows generated by (used in) operating activities
Income before income tax	430,693	725,040
Non-cash:
Items related to operating activities
Items related to investing activities	59,675	55,605
Items related to financing activities	401,700	108,873
Cash flow before income tax	892,068	889,518

Resources used in operating activities	(1,292,124)	(916,391)

Net cash flow from operating activities	(400,056)	(26,873)
Cash flows generated by (used in) investing activities
Net cash flows from investing activities	53,382	(36,815)

Cash required to be used in financing activities	(346,674)	(63,688)
Cash flows generated by (used in) financing activities
Net cash flows from financing activities	276,180	67,582

Net decrease of cash and cash equivalents	(70,494)	3,894

Cash and cash equivalents at beginning of period	1,268,185	2,362,924
Cash and cash equivalents at end of period	1,197,691	2,366,818

FIRST QUARTER 2009 RESULTS	12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: April 28, 2009

By: Carlos Moctezuma
Name: Carlos Moctezuma
Title: Chief Financial Officer

By: Ramon Lafarga
Name: Ramon Lafarga
Title: Administrative and Accounting Officer